                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended:  December 31, 2002
                            -------------------------------------------

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________



                         Commission file number 1-14187
                                                -----------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
RPM International Inc. 401(k) Trust and Plan, as amended
--------------------------------------------------------------------------------

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
RPM International Inc. 2628 Pearl Road, P.O. Box 777, Medina, Ohio  44258
--------------------------------------------------------------------------------

                  RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN
                  --------------------------------------------

                              FINANCIAL STATEMENTS
                              --------------------

                                DECEMBER 31, 2002
                                -----------------

CSD                     CIULLA, SMITH & DALE, LLP - CERTIFIED PUBLIC ACCOUNTANTS



                          Independent Auditor's Report
                          ----------------------------


To The Plan Administrator of the
RPM International Inc. 401(k) Trust and Plan


We were engaged to audit the accompanying statement of net assets available for benefits of the RPM International Inc. 401(k) Trust and Plan, as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002 and the supplemental schedule of assets held for investment purposes at December 31, 2002. These financial statements and supplemental schedule are the responsibility of the Plan's management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note C, which was certified by Key Trust Company of Ohio, N.A., the custodian of the Plan, except for comparing the information with the related information included in the financial statements and supplemental schedule. We have been informed by the plan administrator that the custodian holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the custodian as of December 31, 2002 and 2001, and for the year ended December 31, 2002, that the information provided to the plan administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and schedule taken as a whole. The form and content of the information included in the financial statements and schedule other than that derived from the information certified by the custodian, have been audited by us in accordance with auditing standards generally accepted in the United States of America and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for the Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

                                          /S/ Ciulla, Smith & Dale, LLP


July 10, 2003




             Offices in Cleveland, Boston, Detroit and Grand Rapids
                  6364 Pearl Road - Cleveland, Ohio 44130-3052
                    Tel. (440) 884-2036 - Fax (440) 884-2048
                            E-mail: csdohio@covad.net

                  RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN
                  --------------------------------------------
                   STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
                   ------------------------------------------
                           DECEMBER 31, 2002 AND 2001
                           --------------------------





              ASSETS                                2002                2001
              ------                            ------------        ------------


Investments, at Fair Value                      $172,209,793        $180,388,277

Receivables
    Employer contribution                            341,861             328,136
    Employee contribution                            877,459             844,853
    Interest and dividends                               295                 484
                                                ------------        ------------

                                                   1,219,615           1,173,473
                                                ------------        ------------


Net Assets Available for Benefits               $173,429,408        $181,561,750
                                                ============        ============



                      (See notes to financial statements.)

                  RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN
                  --------------------------------------------
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            ---------------------------------------------------------
                      FOR THE YEAR ENDED DECEMBER 31, 2002
                      ------------------------------------







Additions to Net Assets Attributable to:
    Employer contributions                              $ 5,203,894
    Employee contributions                               13,691,310             $ 18,895,204
                                                        -----------
    Interest and dividend income                                                   2,879,122
    Other income                                                                       3,862
    Realized (loss) on sales of investments                                       (2,590,351)
    Unrealized (depreciation) in aggregate
      fair value of investments                                                  (12,738,486)
                                                                                ------------

                                                                                   6,449,351

Deductions from Net Assets Attributable to:
    Benefit payments to participants                    (14,042,475)
    Administrative expenses                                (165,537)             (14,208,012)
                                                        -----------             ------------

Net Deductions                                                                    (7,758,661)

Net Assets Available for Benefits at
    Beginning of Year                                                            181,561,750

Assets Transferred to Trustees of
    Successor Plans                                                                 (373,681)
                                                                                ------------

Net Assets Available for Benefits at
    End of Year                                                                 $173,429,408
                                                                                ============





                      (See notes to financial statements.)

                  RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN
                  --------------------------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                                DECEMBER 31, 2002
                                -----------------






NOTE A - SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------

    The assets of the Plan, as reflected in the accompanying statements, are stated at current market value as of the statement date. The Plan has no investments in assets not having a readily determinable market value.

    The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.


NOTE B - DESCRIPTION OF THE PLAN
--------------------------------

    The Plan is a defined contribution savings Plan covering substantially all non-union employees of participating subsidiaries of RPM International Inc. (the Parent). The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

    Participating employees may make voluntary contributions up to 20% of pre-tax annual compensation as defined in the Plan. Prior to June 1, 2002, participating employees could contribute up to 15% of compensation. The Plan currently offers eleven investment funds and the employer stock as investment options for participants. The Company contributes 50% of the first 6% of compensation that a participant contributes to the Plan. The matching Company contribution is invested in the same manner that the participants invest their own contributions. Prior to October 1, 2002, the matching contribution was invested in RPM International Inc. common stock. Contributions are subject to certain limitations. Vesting is immediate for contributions, both employee and employer, and earnings thereon.

    Further information may be obtained from the Plan administrator.


NOTE C - CERTIFIED INFORMATION
------------------------------

    The Plan's investments are maintained by Key Trust Company of Ohio, N.A. The Plan administrator has instructed the independent public accountants not to examine the information certified as complete and accurate by the trustee/custodian. The trustee/custodian's certification applies to all Plan assets and transactions for the dates presented.

                  RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN
                  --------------------------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                                DECEMBER 31, 2002                    Continued
                                -----------------


NOTE D - INVESTMENTS
--------------------

    The following presents investments at December 31, 2002 and 2001, that represent 5% or more of the Plan's net assets:

                                                 2002             2001
                                             -----------      -----------
    Victory DCS Money Market Fund            $18,185,430      $19,413,583
    Victory DCS Magic Fund                    10,117,869           **
    American Government Securities Fund       11,881,746           **
    American Washington Mutual Fund           15,170,170       17,836,730
    Fidelity Magellan Fund                    21,168,960       29,233,687
    Fidelity Contra Fund                      19,148,893       22,327,581
    Templeton Foreign Fund                        **            9,047,888
    Janus Balances Fund                       16,739,591       18,262,832
    Employer Stock Fund                       32,263,628       28,714,374*

    *Nonparticipant-directed
    **Fund balance did not represent 5% of the Plan's net assets.

    During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $15,328,837.

                                                    Gains(Losses)      Gains(Losses)      Gains(Losses)
                                                      Realized          Unrealized            Total
                                                    ------------       ------------       ------------
    Common/Collective Trust                         $    889,789       $   (184,599)      $    705,190
    Mutual Funds                                      (3,678,390)       (13,925,891)       (17,604,281)
    Common Stock                                         198,250          1,372,004          1,570,254
                                                    ------------       ------------       ------------
                                                    $ (2,590,351)      $(12,738,486)      $(15,328,837)
                                                    ============       ============       ============

NOTE E - NONPARTICIPANT-DIRECTED INVESTMENTS
--------------------------------------------

         Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                     December 31
                                            ----------------------------
                                                2002             2001
                                            -----------      -----------
         Net Assets:
           RPM Int'l Inc. common stock      $                $28,714,374
           Life insurance                       169,731          165,869
           Loan fund                          4,064,405        4,274,943
                                            -----------      -----------
                                            $ 4,234,136      $33,155,186
                                            ===========      ===========


                                                              Year Ended
                                                             December 31,
                                                                 2002
                                                            ------------
         Changes in Net Assets:
           Contributions                                    $  3,763,262
           Interest and dividends                              1,015,531
           Other income                                            3,862
           Net appreciation                                     (734,564)
         Benefits paid to participants                          (891,773)
         Administrative expenses                                 (29,049)
         Transfers to participant-directed
           investments                                       (32,048,319)
                                                            ------------
                                                            $(28,921,050)

                      (See notes to financial statements)

                  RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN
                  --------------------------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                                DECEMBER 31, 2002                      Continued
                                -----------------


NOTE F - ASSETS TRANSFERRED TO OTHER PLANS
------------------------------------------

         During the year ended December 31, 2002 the Plan had transfers to trustees of successor plans totalling $373,681.

NOTE G - PLAN TERMINATION
-------------------------

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE H - INCOME TAX STATUS
--------------------------

         The Plan obtained its latest determination letter on September 5, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE I - DERIVATIVE FINANCIAL INSTRUMENTS
-----------------------------------------

         The Plan has no instrument that, in whole or in part, is accounted for as a derivative instrument under FASB statement No. 133, Accounting for Derivative Instruments and Hedging Activities during the current Plan year.

NOTE J - PLAN AMENDMENTS
------------------------

         (1) Effective October 1, 2002; matching contributions will be made in cash rather than Company stock; participants will be able to direct up to 20% of employee and matching contributions in Company stock; and participants will be permitted to sell Company stock at any time.

         (2) Effective 9:00 a.m. on October 15, 2002, the name of the trust and plan was changed to the "RPM International Inc. 401(k) Trust and Plan".

                  RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN
                  --------------------------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                                DECEMBER 31, 2002                      Continued
                                -----------------





NOTE J - PLAN AMENDMENTS - Continued
------------------------------------


         (3) Effective January 1, 2002, the trust and plan was amended to bring it into compliance with the Economic Growth and Tax Relief Reconciliation Act of 2001 and to bring the trust and plan into compliance with regulations issued by the Department of Labor regarding claims procedures.


         (4) Effective January 1, 2003, the Company will make safe harbor matching contributions. The matching contribution will be 100% of the first 3% and 50% of the next 2% of compensation that a participant contributes to the Plan. Also, age 50 catch-up contributions will be permitted by the Plan.


NOTE K - SUBSEQUENT EVENTS
--------------------------

         Effective March 1, 2003, the Plan's investments will be maintained by Wachovia Bank, N.A.

                  RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN
                  --------------------------------------------
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                 -----------------------------------------------
                                DECEMBER 31, 2002
                                -----------------

                         FEDERAL ID #34-6550857 PLAN 011
                         -------------------------------




Schedule H - Line 4i - Schedule of Assets Held for Investment Purposes
----------------------------------------------------------------------


    (a)            (b) & (c)                           (d)               (e)
    ---            ---------                           ---               ---

                                                                        Current
         Identity of Issue & Description                Cost             Value
         -------------------------------          -------------      ------------

         Victory DCS Money Market Fund             $ 16,630,887      $ 18,185,430
           (Common/Collective Trust)
         Victory DCS Magic Fund                       9,069,258        10,117,869
           (Common/Collective Trust)
         E B Money Market Fund                          219,910           219,910
           (Common/Collective Trust)
         American Government Securities Fund         11,378,610        11,881,746
           (Mutual Fund)
         American Washington Fund                    18,072,231        15,170,170
           (Mutual Fund)
         Fidelity Magellan Fund                      28,764,968        21,168,960
           (Mutual Fund)
         Fidelity Contra Fund                        24,050,005        19,148,893
           (Mutual Fund)
         Franklin Small Cap Fund                      7,082,799         4,434,855
           (Mutual Fund)
         Templeton Foreign Fund                       9,719,867         8,317,761
           (Mutual Fund)
         Victory Stock Index Fund                     7,202,906         4,669,309
           (Mutual Fund)
         Neuberger Berman Genesis Assets Fund         5,671,863         5,657,535
           (Mutual Fund)
         Janus Balanced Fund                         18,783,242        16,739,591
           (Mutual Fund)
         Employer Stock Fund                         24,773,543        32,263,628
           (Common Stock)
         Northwestern Mutual Life Insurance             169,731           169,731

         Participant Loans (5.75% to 10.50%)              -0-           4,064,405
                                                                     ------------

         Total                                                       $172,209,793
                                                                     ============


                            See Accountant's Report.

                       See Notes to Financial Statements.

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                            RPM INTERNATIONAL INC. 401(K) TRUST AND
                            PLAN


                                By:  RPM International Inc. (Plan Administrator)

                                /s/ Ronald A. Rice
                                ------------------------------------------------
                                Ronald A. Rice, Senior Vice President -
                                  Administration


Date:  July 15, 2003

                                  EXHIBIT INDEX


23.1     Consent of Ciulla, Smith & Dale, LLP